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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lyons (201)-915-7437
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

We, Ram Subramaniam and Michael Lyons, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fidelity Brokerage Services LLC, as of December 31, 2019, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/14/2020 Date

President
Title

Signature 2/14/20 Date

Chief Financial Officer
Title

Subscribed and Sworn to before me on this 14th day of Feb. , 2020

Notary Public

ANDRE KIRPAN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 4, 2022

FIDELITY BROKERAGE SERVICES LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):** **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Fidelity Brokerage Services LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC (the "Company") as of December 31, 2019, and the related statements of income, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for Leases in 2019.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying schedules – Schedule 1: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Schedule 2: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 – has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information – Schedule 1: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Schedule 2: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 – is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, NY
February 14, 2020

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

FIDELITY BROKERAGE SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Dollars in thousands)

ASSETS		
Securities owned—at fair value	$	910,854
Fees receivable		141,741
Receivable from affiliate		42,414
Furniture, office equipment, leasehold improvements and software, net		428,750
Right-of-use lease assets		384,883
Other assets		249,103
Total Assets	$	2,157,745
LIABILITIES		
Payable to Ultimate Parent	$	394,678
Lease obligations		404,764
Accrued expenses and other liabilities		332,182
Total Liabilities		1,131,624
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		
Member's equity		1,026,121
Total Liabilities and Member's Equity	$	2,157,745

The accompanying notes are an integral part of the financial statements.

1. Organization:

Fidelity Brokerage Services LLC (the "Company"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide securities brokerage services to a retail customer base that affect transactions across a wide array of financial instruments. In the process of providing securities brokerage services and distributing various FMR products, the Company earns a significant portion of its revenue from various FMR affiliates (see Note 11). Prior to August 16, 2019, the Company earned interest revenue and incurred interest expense on cash and non-cash securities lending contracts. These contracts were novated to Fidelity Prime Financing LLC ("FPF"), an affiliated registered broker dealer, effective on that date.

The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

The Company generates its revenues by providing securities brokerage services to retail customers. Revenues for these services are largely asset and transaction based. As a result, the Company's revenues vary based on the performance of financial markets, primarily the equity markets in the United States, including the volume of trading on these markets. The Company's financial results are also sensitive to interest rate fluctuations, which may have an impact on the Company's profitability.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the financial statements.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned in the statement of financial condition.

Fees Receivable

Fees receivable primarily consists of amounts due from non-affiliated mutual fund companies for services provided.

2. Summary of Significant Accounting Policies, continued:

Furniture, Office Equipment, Leasehold Improvements and Software

Furniture, office equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives as follows: furniture and office equipment, three to five years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Any gain (loss) on the sale or retirement of property and equipment is included in the statement of income. The Company reviews furniture, office equipment and leasehold improvements for impairment whenever events or circumstances indicate their carrying value may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying value exceeds the sum of the expected future undiscounted cash flows. When the carrying amount of a long lived asset is not recoverable the asset is reduced to its fair value and a charge against income is recorded.

Software includes certain costs incurred for purchasing or developing software for internal use and is amortized over estimated useful lives, generally three years. Software is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value and a charge against income is recorded.

Leases

Operating leases are included in right-of-use ("ROU") assets and operating lease liabilities in lease obligations in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease obligations represent the Company's obligation to make lease payments arising from the lease. ROU assets are recognized at the commencement date based on the present value of lease payments over the lease term. When it can be readily determined, the Company uses the rate implicit in the lease to determine the present value of lease payments, otherwise the Company uses the incremental borrowing rate based on information available at the commencement date. The ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Depreciation expense is recognized on a straight-line basis, generally over the lease term.

Other Assets

Other assets primarily consist of net deferred tax assets (see Note 6), prepaid registration fees, prepaid rent, and other receivables.

Brokerage and Clearance Expense

Substantially all of the Company's brokerage and clearance expenses are incurred through a contractual arrangement with NFS (see Note 11).

(Dollars in thousands)

2. Summary of Significant Accounting Policies, continued:

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of FMR or its Parent. FMR is taxed as a C corporation subject to federal and state corporate income taxes. The Company is allocated a direct intercompany charge equivalent to taxes due on income using the benefit for loss allocation method. The Company is included in FMR's consolidated federal income tax return and tax sharing agreement.

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities and tax credit carry forwards. The effect on deferred taxes from a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

Recent Accounting Pronouncements

Recently Issued and Adopted

Leases
On January 1, 2019, the Company adopted new lease accounting guidance issued by the Financial Accounting Standards Board ("FASB"). The guidance requires leases to be accounted for as either finance or operating leases. Both types of leases will result in the lessee recognizing a ROU asset and a corresponding lease liability on the statement of financial condition, with differing methodologies for income statement recognition. The Company applied the guidance as of January 1, 2019 by recognizing ROU assets of $346,676, corresponding lease liabilities of $363,808 and a cumulative effect adjustment to member's equity of $572. The Company elected the available practical expedients. The adoption did not have a material impact on the statement of income.

Recently Issued but not yet Adopted

Credit Losses Related to Financial Instruments
In June 2016, the FASB issued new guidance that replaces the current incurred loss impairment model for financial instruments with a methodology that reflects expected credit losses. The new guidance requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This guidance will be effective for the Company beginning January 1, 2020. The adoption is not expected to have a material impact on the financial statements.

Cloud Computing Arrangements
In August 2018, the FASB issued new guidance to align the requirements for capitalizing implementation costs incurred in cloud computing arrangements with the requirements for capitalizing costs incurred to develop or obtain internal-use software. The guidance will be effective for the Company beginning January 1, 2020. The adoption is not expected to have a material impact on the financial statements.

2. Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements, continued

Recently Issued but not yet Adopted, continued

Fair Value Disclosures
In August 2018, the FASB issued new guidance that eliminates, modifies and adds certain disclosure requirements related to fair value measurements. The guidance will be effective for the Company beginning January 1, 2020. The guidance allows for early adoption of any eliminated or modified disclosures upon issuance of the guidance and delayed adoption of the additional disclosures until the effective date. The adoption is not expected to have a material impact on the financial statements.

Income Taxes
In December 2019, the FASB issued new guidance that simplifies the accounting for income taxes by eliminating certain exceptions related to the incremental approach for intraperiod tax allocation and simplifies other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The new guidance clarifies, among other things, that single-member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements. The Company applied the guidance as of January 1, 2020 by reversing its deferred tax asset balance and recognizing a cumulative effect adjustment to member's equity of $167,915.

3. Revenue:

The statement of income presents the Company's revenue from contracts with customers in the manner that depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revenue from Contracts with Customers

At contract inception, the Company assesses its contracts with customers and identifies performance obligations for distinct promises to transfer services (or a bundle of services) to the customer. The Company considers all of the services promised in the contract regardless of whether the services are explicitly stated or implied by contract or customary business practices. The Company records revenue from contracts with customers based on the transaction price specified in the contracts and recognizes revenue when or as performance obligations are satisfied by transferring control of the services to customers.

Payment Terms
Payments for services delivered pursuant to contracts with customers are generally due in full when the services are delivered, and the Company's contract terms do not permit payment beyond a year.

Distribution and Other Fees

Distribution and other fees are primarily related to income earned from the distribution of affiliated and non-affiliated mutual funds. These contractually agreed upon fees are generally based on a fixed percentage applied to the amount of assets of those mutual funds held by customers. The Company also earns fees on customer balances distributed to third party banks. The revenues are recognized as the related services are performed.

(Dollars in thousands)

3. Revenue, continued:

Commissions

Commissions include commissions earned on brokerage customer trades for which a commission or fee is charged. The Company satisfies its performance obligation upon execution of the trade. These fees from third-parties are earned on a per trade basis on security type. Commissions are recorded on a trade date basis.

Interest

Interest is recognized as earned and primarily relates to interest from customer related activity. Customer related activities for which the Company earns interest revenue include stock and margin loan transactions, offset by interest expense paid on customer credit balances.

4. Securities Owned:

Securities owned—at fair value at December 31, 2019 was $910,854 and is recorded in the statement of financial condition and consists of an investment in a money market fund managed by an affiliate.

5. Furniture, Office Equipment, Leasehold Improvements and Software:

Furniture, office equipment, leasehold improvements and software consists of the following at December 31, 2019:

Software	$	816,473
Leasehold improvements		533,616
Furniture and office equipment		75,038
		1,425,127
Less: Accumulated depreciation and amortization		(996,377)
	$	428,750

Depreciation and amortization expense for the year ended December 31, 2019 was $181,673.

6. Income Taxes:

The Company files income tax returns as part of FMR's federal and state income tax return filings. Where applicable, the Company is included in the separate state income tax return filings of its Parent.

(Dollars in thousands)

6. Income Taxes, continued:

Provision for Income Taxes

The provision for income taxes consists of the following for the year ended December 31, 2019:

Current:		
Federal	$	213,726
State		66,959
		280,685
Deferred:		
Federal		16,465
State		7,988
		24,453
	$	305,138

The effective tax rate for the year ended December 31, 2019 was 25.27%. The 2019 effective rate differs from the statutory rate of 21% principally due to state and local income taxes.

Deferred Tax Assets and Liabilities

At December 31, 2019, the Company's net deferred tax asset was $167,915 and is included in other assets in the statement of financial condition. The principal sources of temporary differences which comprise the deferred tax asset at December 31, 2019 are primarily related to deferred compensation and depreciation and amortization.

Uncertain Tax Positions

FMR is no longer subject to U.S. federal income tax examinations for years before 2015, with limited exceptions for tax years 2010-2012. FMR is no longer subject to state and local examinations before 2004.

Unrecognized Tax Benefits

At December 31, 2019, the Company did not have any unrecognized tax benefits.

7. Leases:

The Company leases office space and retail investor centers under non-cancelable operating leases that expire over various terms. Certain lease agreements contain renewal options and operating expense escalation clauses. ROU assets of $384,883 and lease liabilities of $404,764 are recorded in the statement of financial condition at December 31, 2019. Rent expense is recognized on a straight-line basis over the applicable lease term. For the year ended December 31, 2019, rent expense was $86,431. For the year ended December 31, 2019, the Company did not have any financing leases.

(Dollars in thousands)

7. Leases, continued:

Supplemental information related to leases for the year ended December 31, 2019 consists of the following:

Operating lease cost	$	84,422
Short term lease cost	$	2,009
Supplemental cash flow information:		
Amortization of ROU assets	$	69,490
Cash payments for operating leases	$	82,126
ROU assets obtained in exchange for operating lease liabilities	$	108,912
Weighted average remaining lease term:		6.73 years
Weighted average discount rate:		3.72%

Maturities of lease liabilities were as follows:

2020	$	82,866
2021		78,561
2022		68,482
2023		56,283
2024		46,991
Thereafter		127,168
Total lease payments		460,351
Less: imputed interest		(55,587)
Total	$	404,764

8. Commitments and Contingencies:

Litigation

The Company has been named as a defendant in several legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. The resolution of such actions is not expected to materially impact the Company's statements of financial condition, income, or cash flows.

9. Disclosure About Fair Value of Financial Assets and Liabilities:

Valuation Hierarchy

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation

(Dollars in thousands)

9. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Valuation Hierarchy, continued

inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets primarily include investments in Fidelity sponsored money market funds.
- The Company did not have any Level 1 financial liabilities at December 31, 2019.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2019.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2019.

Valuation Processes and Techniques

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset.

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market fund	$ 910,854	$ —	$ —	$ 910,854
Total	$ 910,854	$ —	$ —	$ 910,854

(Dollars in thousands)

9. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Fair Value Measurements, continued

During the year ended December 31, 2019, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include fees receivable, receivable from affiliate and payable to Ultimate Parent which are classified as Level 2 within the fair value hierarchy.

10. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2019, the Company had net capital of $189,197 which exceeded its minimum requirement by $188,947.

Proprietary accounts held at NFS ("PAB assets") are considered allowable assets in the net capital computation pursuant to a PAB agreement between the Company and NFS which requires, among other requirements, that NFS perform a computation for PAB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

11. Transactions with Affiliated Companies:

The Company earns revenue for distributing mutual funds managed by an affiliate. These fees are based on a contractually agreed upon amount and were $1,330,000 for the year ended December 31, 2019. This amount is included in distribution and other fees in the statement of income. The Company also earns solicitation fees from an affiliate. This revenue was $11,288 for the year ended December 31, 2019 and is included in distribution and other fees in the statement of income.

The Company earns fees from an affiliate for a referral program. For the year ended December 31, 2019, the amount of this revenue was $51,764 and is included in distribution and other fees in the statement of income.

The Company is party to distribution agreements with affiliates as principal underwriter for the sale, solicitation, marketing and administration of insurance contracts. The Company earns commissions equal to a fixed percentage of paid premiums on insurance contracts sold through the Company's distribution network. The amount of this revenue was $131,928 and is included in commissions in the statement of income for the year ended December 31, 2019.

NFS allocates to the Company interest income that NFS earns as a result of the Company's customer balances. The amount of this revenue was $708,000 and is included in interest revenue in the statement of income for the year ended December 31, 2019.

(Dollars in thousands)

11. Transactions with Affiliated Companies, continued:

The Company is party to an agreement with FMR, whereby FMR and its subsidiaries provide services, including office space, legal, technology, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable, (b) usage of office space or resources directly supporting the Company and (c) allocations of other general and administrative costs incurred by FMR based on the Company's revenues and expenses, relative to other affiliates that receive these services from FMR.

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS charges the Company for services which include the execution, clearance and settlement of introduced customer securities transactions. Such charges are based on a contractually agreed upon amount and are included in brokerage and clearance in the statement of income. In addition, NFS collects customer related net interest income and other fees on behalf of the Company and distributes these amounts to the Company. These fees are reported in interest revenue and distribution and other fees in the statement of income. The clearing agreement with NFS is reviewed on a periodic basis and is subject to change upon approval from both parties.

The Company provided services and incurred expenses on behalf of affiliates. In accordance with multiple cost reimbursement agreements, these costs reimbursements were paid to the Company by the appropriate affiliate and are recorded in the applicable expense categories in the statement of income.

Pursuant to the agreements mentioned above, the Company incurred the following expenses in the statement of income for the year ended December 31, 2019:

Brokerage and clearance	$	506,400
Administrative and other service charges from affiliates		424,801
Communications		220,229
Technology		128,005
Occupancy and equipment		58,033
Printing and postage		22,651
Promotional		11,139
	$	1,371,258

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly pursuant to the clearing agreement. The receivable from NFS, which is presented as receivable from affiliate in the statement of financial condition, was $42,414 at December 31, 2019. The payable to FMR of $394,678 at December 31, 2019 is presented as payable to Ultimate Parent in the statement of financial condition.

The Company participates in FMR's defined contribution retirement savings plan (the "Plan") covering eligible employees. FMR contributes annually to the Plan in amounts that are generally at the discretion of FMR and equal to a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year. The Company is allocated expense from FMR associated with the contributions made to the Company's employees under the Plan.

(Dollars in thousands)

11. Transactions with Affiliated Companies, continued:

The Company participates in FMR's Retiree Health Reimbursement Plan ("RHRP"), a defined benefit health reimbursement arrangement covering eligible employees. FMR has established the Fidelity Welfare Benefit Plans VEBA Trust to provide a funding vehicle for certain benefits related to FMR's benefit plans, including the RHRP. In 2019, FMR accrued a benefit to participants under the RHRP based on awards to employees that are subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of FMR. The Company is allocated expense from FMR associated with the actuarially-derived annual cost of providing these benefits to the Company's employees.

The Company participates in various share-based compensatory plans sponsored by FMR and is allocated a compensation charge from FMR that is amortized over the period in which it is earned by participants. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with compensation based on participation in changes in FMR's Net Asset Value per share (as defined) ("NAV") over their respective terms. All plans are settled in cash or senior notes at the end of their defined term or when plan participants are no longer employees.

For the year ended December 31, 2019, aggregate compensation expense charged to the Company related to these retirement and share-based plans was $515,542 which is included in employee compensation and benefits in the statement of income.

12. Concentration of Credit Risk:

The Company has exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

13. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 14, 2020 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements as of December 31, 2019.